Thomas Schwanitz
Chief Financial Officer
AmeriChip International Inc.
9282 General Drive
Ste 100
Plymouth MI 48170

Re:	AmeriChip International Inc.
Item 4.02 Form 8-K
Filed March 7, 2007
File No. 000-33217

Dear Mr. Schwanitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated February 28, 2007

Facing Sheet

1)
Please note that the date on the facing sheet of Form 8-K should be the date of the earliest event reported. Please revise the date of the report to be consistent with the date you concluded the financial statements should no longer be relied upon. (February 22, 2007)

We have noted this comment and revised the Form 8-K filing to reflect the appropriate date.

Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2)
We reference the disclosure that you amended and re-filed annual reports on Form 10K-SB for the years ended November 30, 2004 and 2005 on February 28, 2007. We do not see that these amended financial statements have been filed. We see that a NT 10-K was filed on February 28, 2007 and that your Form 10K-SB for the year ended November 2006 was filed on March 7, 2007 yet the financial statements make no reference to a restatement. Please tell us how and when you will file the restated financial statements.

We have noted this comment and had inadvertently filed our Form 8-K prior to filing the restated Form 10-KSB. We are filing our amended and re-filed annual reports on Form 10K-SB for the years ended November 30, 2004 and 2005 and our revised Form 8-K at this time.

3)
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended November 30, 2005. Additionally tell us what effect the error had on your evaluation of disclosure controls and procedures as of your fiscal year ended November 30, 2006.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure and Controls and Procedures. As a consequence of discovering the requirement to adjust our financial statements as a result of an accounting treatment, we conducted an additional evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that, apart from the revised accounting treatment, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  Our Board of Directors determined that it was necessary to amend our Annual Report on Form 10-KSB for the fiscal year ended November 30, 2005 to correct an accounting treatment and that this was discovered as a consequence of our internal controls and procedures.

However, in light of the foregoing reclassification, our chief executive officer and chief financial officer concluded that a material weakness existed in our disclosure controls and procedures related to the proper accounting for the change in our business during fiscal 2005.  As this was a one-time transaction, and our accounting department is now aware of the proper accounting treatment to be applied should we enter into a similar transaction in future periods, our chief executive officer and chief financial officer concluded that we have taken all steps necessary and appropriate to correct this material weakness in our disclosure controls and procedures.

Changes in Internal Controls Over Financial Reporting. Other than as set forth above, there have not been any changes in the our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this Annual Report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite the review. Please furnish a cover letter with your amended that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to your comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provide all information investors required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company disclosure, they are responsible for the accuracy and adequacy of he disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance I our review of your filing or in response to our comments ion your filing.

If you have any questions, please call me at (202)551-3664 or Brian Cascio, Accounting Branch Chief at (202) 551-3676. In this regard please do not hesitate to contact Martin James, Senior Assistant Chief accountant at (2020 551-3671.

Sincerely,

Kristin Lochhead
Staff Accountant.